

April 8, 2009

Mr. Norman F. Swanton
Chief Executive Officer and Chairman
Warren Resources, Inc.
c/o David Fleming
1114 Avenue of the Americas
New York, NY 10036

      Re: **Warren Resources, Inc.**
              Registration Statement on Form S-3
              File No. 333-158127
              Filed March 20, 2009

Dear Mr. Swanton:

       We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you incorporate by reference your Annual Report of Form 10-K for the year ended December 31, 2008. Further, we note that Part III of your Form 10-K incorporates by reference your proxy statement which, as of the date of this letter, has not been filed. Please file your definitive proxy statement with the Form 10-K Part III disclosure before your registration statement is declared effective, or include the Form 10-K Part III information in your 10-K. See Securities Act Forms CD&I 123.01.

Description of Warrants, page 25

Description of Stock Purchase Contracts and Stock Purchase Units, page 26

2. We note that warrants, stock purchase contracts, and stock purchase units may be composed of third-party securities or "other securities." It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of those third-party securities will be effected in compliance with the registrations requirements of the Securities Act.

3. You intend to register an offering that may consist of purchase contracts and units, the specific terms of which are intended to be described in a prospectus supplement. Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement. In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post-effective amendment would be required.

4. To the extent that you prefer to receive any potential staff comments prior to the time that you file a definitive prospectus supplement, you may submit the disclosure relating to the purchase contracts or units in preliminary form prior to filing in definitive form. In that case, ensure that you submit the proposed supplement sufficiently far in advance of the intended offering date to allow for staff review.

Exhibit 5.1

5. Please note that each time you do a takedown of any of these securities, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

Engineering Comments

Business and Properties, page 4

California Projects, page 6

6.   We note that your projected 2008 production (in your year-end 2007 reserve
         report) for the Wilmington Townlot Unit is 23% higher than the actual realized
         production volume for the same period. Please:

   •   Explain the reasons for this shortfall in production. Compare the timing and
       figures for your assumed peak production rate(s) for each of the three zones –
       Upper Terminal, Tar and Ranger - with those that were realized in 2008 and
       include peak well rates and assumed well counts.

   •   Discuss the technical reserve revisions this shortfall implies.

   •   Address the fact that the conditions in your agreement with South Coast Air
       Quality Management District ("SCAQMD"), page 21, that led to production
       being held below 3000 BOPD were known before year-end 2007, i.e. in time for
       incorporation in your 2007 year-end reserve report.

7.   We could find no apparent reserve report entry for future capital for WTU
         injection wells (29) or the NWU (20). Please direct us to that information's
         location.

Natural Gas and Oil Reserves, page 9

8.   We note the decrease in your California proved oil reserves. Please furnish to us
         the petroleum engineering reports – in hard copy and electronic format - you used
         as the basis for your year-end 2008 California proved reserve disclosures.

Oil and Gas Reserve Data, page F-34

Changes in Standardized Measure of Discounted Future Net Cash Flows Related to
Proved Oil and Gas Reserves , page F-39

9.   In your response three to our December 30, 2008 letter, you stated, "We
         acknowledge the Staff's comments and will include the line item "Previously
         estimated development costs incurred during the period" in its Form 10-K for the
         fiscal year ended December 31, 2008, which will be filed within 45 days (by
         March 16, 2009)." Your 2008 Form 10-K presents the line item "Development
         costs incurred" instead of the agreed language. Please acknowledge that you will
         comply with our prior comment three in future documents.

Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3745 with any other questions.

          Sincerely,

          H. Roger Schwall
          Assistant Director

cc: Alan Talesnick
   (303) 894-9239